January 28, 2010

Rick Pauls
6 Falcon Ridge Drive
Winnipeg, Manitoba
R3Y1Y1

Dear Rick:

To confirm our discussions, DiaMedica Inc. is very pleased to offer you a position with the Company as President and Chief Executive Officer, reporting to the board of directors.

The annual salary for this position is $250,000 paid on a semi-monthly basis. DiaMedica will also provide you with the standard DiaMedica benefits plan. The board will structure an annual performance agreement tied to corporate goal attainment, in 2010 the Company will offer a $50,000 bonus tied to three agree upon objectives. The start date for this position is to be agreed upon, expected in January 2010.

In addition, we extend the following benefits to be included in your employment:

Stock Options – DiaMedica Inc. would like to extend to you the opportunity to participate in the DiaMedica stock option plan, and therefore we will provide you with 300,000 stock options. 100,000 will vest immediately, 100,000 in 12 months and 100,000 in 24 months. In addition, an annual option grant will be determined on an annual basis effective January of each year with stock options to remain available for 5 years, subject to your continued involvement with the Company. The price of the stock options will be set on or about the day approved by the Board of Directors.

Health Benefits – DiaMedica Inc. would also like to offer you the DiaMedica group benefits plan.

Change-in-control Termination Agreement - You will be entitled to a change-in-control payment equal to 18 months of base pay and applicable bonus in the event of termination or voluntary resignation after a specified change in control. The stock options agreements under the Plan would provide that the vesting and exercisability of the options will accelerate in full in the event the employment is terminated or voluntarily terminated for specified reasons within 60 days after a specified change in control.

Severance Agreement - You will be entitled to a lump sum severance payment equal to 12 months of base pay and applicable bonus in the event of termination other than for cause. Stock options will continue to vest for six months from termination. Vested options will remain available for exercise for six months from date of termination.

Vacation, Holidays, Sick Time - DiaMedica will provide you with four weeks of vacation plus holiday days according to the DiaMedica employee policy manual.

We would like to include your input as we finalize a formal employment agreement. In acknowledging your acceptance of our offer, please sign the documents accordingly and return to Tom Wellner, Chair of DiaMedica Compensation Committee, at your earliest opportunity. We also trust that you will keep all information confidential and will request that you sign Confidentiality Agreements prior to your start date.

We trust that these conditions are satisfactory and look forward to you joining DiaMedica Inc.

Yours sincerely,	Accepted:

DIAMEDICA INC.	/s/ Rick Pauls
Rick Pauls
/s/ Thomas G. Wellner
Thomas G. Wellner	January 28, 2010
Board Member	Date Signed